UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              EURONET SERVICES INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.02 PER SHARE
                         (Title of Class of Securities)

                                    298736109
                                 (CUSIP Number)

                                   Copies to:


Robert C. Canfield, Esq.                      John F. Marvin, Esq.
DST Systems, Inc.                             Alicia Prather
333 West 11th Street, 5th Floor               Sonnenschein Nath & Rosenthal
Kansas City, Missouri 64105                   4520 Main Street, Suite 1100
(816) 435-1000                                Kansas City, Missouri 64111
FAX: (816) 435-8630                           (816) 932-4400
                                              FAX: (816) 531-7545

            (Name, Address and Telephone Number of Persons Authorized
                     to receive Notices and Communications)

                                December 23, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule-13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is paid with this statement / /.

                                  SCHEDULE 13D

1.   Name Of Reporting Person
     I.R.S. Identification No. Of Above Persons (Entities Only):

     DST Systems, Inc.

2.   Check The Appropriate Box If A Member Of A Group: Not Applicable.

3.   SEC Use Only

4.   Source Of Funds: WC

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) Not Applicable.

6.   Citizenship Or Place Of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power: 1,908,597

8.   Shared Voting Power: None.

9.   Sole Dispositive Power: 1,908,597

10.  Shared Dispositive Power: None.

11.  Aggregate Amount Beneficially Owned By Each Reporting Person: 1,908,597

12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares /X/ Excludes 4,333 shares beneficially owned by certain directors and executive officers of the Reporting Person.

13.  Percent Of Class Represented By Amount In Row (11) 12.3%

14.  Type Of Reporting Person: CO

This Amendment No. 2 to Schedule 13D is filed on behalf of DST Systems, Inc., a Delaware corporation (the "Reporting Person") to report the purchase by a wholly-owned subsidiary of the Reporting Person of additional shares of the common stock, $0.02 par value, of Euronet Services Inc., a Delaware corporation ("Issuer"). Reference is made to the initial statement on Schedule 13D dated as of March 6, 1997, amended as of April 9, 1998 (the "DST Statement"). The DST Statement is hereby further amended and supplemented as follows:

ITEM 1. SECURITY AND ISSUER.

          The class of equity securities to which this Schedule relates is the common stock, $0.02 par value per share
     ("Common Stock"), of Euronet Services Inc., a Delaware corporation.

          The address of principal executive office of the Issuer is Horvat u. 14-24, 1027 Budapest, Hungary. The United States mailing address of the Issuer is 4601 College
     Boulevard, Suite 300, Leawood, Kansas 66211.

ITEM 2. IDENTITY AND BACKGROUND.

          This Schedule is being filed by DST Systems, Inc., a Delaware corporation. The principal executive office of the Reporting Person is located at 333 West 11th Street, Kansas
     City, Missouri 64105.

          The Reporting Person including its subsidiaries, provides sophisticated information processing and computer software services and products to the financial services industry (primarily mutual funds and investment managers), communications industry and other service industries.

          Stilwell Financial, Inc. ("Stilwell"), a Delaware corporation and a wholly-owned subsidiary of Kansas City Southern Industries, Inc. ("KCSI"), currently owns approximately 32% of the Reporting Person. Messrs. Allinson and Fitt, who are directors of the Reporting Person, are also directors of KCSI. The Reporting Person has not entered into any agreements with Stilwell or KCSI concerning the Reporting Person's management and policies. The Reporting Person has a stockholder's rights plan (the "Rights Plan") pursuant to which stockholders' have rights to acquire preferred stock interests if any person (an "Acquiring Person") acquires a certain level of ownership of the common stock of the Reporting Person. KCSI, Stilwell, and certain entities affiliated with Stilwell are in certain circumstances excluded from the definition of an "Acquiring Person" under the Rights Plan. As a result, Stilwell and KCSI may be able to influence matters affecting the Reporting Person. However, Stilwell and KCSI disclaim control of the Reporting Person and beneficial ownership of the Issuer's Common Stock as a result of Stilwell's ownership of the Reporting Person's common stock.

          Neither the Reporting Person nor any of its executive officers or directors hereinafter listed has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          Neither the Reporting Person nor any of its executive officers or directors hereinafter listed has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     DIRECTORS AND EXECUTIVE OFFICERS

          The names of the Reporting Person's directors and executive officers appear below. Each such person is a citizen of the United States of America except Mr. Winn, who is a citizen of the United Kingdom, and each is principally employed by the Reporting Person in the capacities shown, except as otherwise indicated. The business address of such directors and executive officers is 333 West 11th Street, Kansas City, Missouri 64105, except as otherwise indicated below.

         Directors (excluding executive officers who are directors)

         A. E. Allinson     Executive Vice President, State Street Bank and
                              Trust Company
                            Executive Vice President, State Street Corporation
                            Chairman of the Board of Directors, Boston Financial
                              Data Services, Inc.
                            One Enterprise Drive
                            North Quincy, MA 02171

         G. L. Argyros      Chairman and Chief Executive Officer of Arnel
                              & Affiliates
                            Founder and Principal Partner, Westar Capital
                            949 South Coast Dr., Ste. 600
                            Costa Mesa, CA 92626

         M. G. Fitt         Retired from Employers Reinsurance Corporation
                            10349 N. Lake Circle
                            Olathe, KS 66061

         Wm. C. Nelson      President, Kansas City, of Bank of America, N.A.
                              and Chairman of Bank of America, N.A.(Midwest)
                            14 W. 10th Street
                            Kansas City, MO 64105

         M. J. Strandjord   Senior Vice President-LLD Finance of Sprint
                              Corporation
                            6180 Sprint Parkway
                            Overland Park, KS 66251

         Executive Officers

         T. A. McDonnell   President and Chief Executive Officer, Director

         T. A. McCullough  Executive Vice President, Director

         J. C. Castle      Chairman and Chief Executive Officer of
                           USCS International, Inc.
                           2969 Prospect Park Drive
                           Rancho Cordova, CA 95670-6148

         C. W. Schellhorn  Vice Chairman of USCS International, Inc.

         J. J. Boehm       Group Vice President

         R. C. Canfield    Senior Vice President, General Counsel and Secretary

         K. V. Hager       Vice President, Chief Financial Officer and Treasurer

         C. R. Lintecum    President and Chief Executive Officer of Output
                             Technology Solutions, Inc.
                           5220 Robert J. Matthews Parkway
                           El Dorado Hills, CA 95762

         J. W. McBride     Group Vice President

         M. F. McGrail     President of DST Innovis, Inc.
                           2969 Prospect Park Drive
                           Rancho Cordova, CA 95670-6148

         R. L. Tritt       Group Vice President

         M. A. Waterford   Group Vice President

         J. M. Winn        Managing Director of DST International Limited
                           DST House, St. Mark's Hill
                           Surbiton, Surrey KT64QD, England

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As of November 19, 1999, a wholly-owned subsidiary of the Reporting Person agreed to purchase an aggregate of 100,000 shares of Common Stock in a transaction between the Reporting Person and Euroventures Hungary B.V. at a price per share of $3.1875, for an aggregate purchase price of $318,750.00. The transaction closed on December 23, 1999. In May 1999, a wholly-owned subsidiary of the Reporting Person purchased an aggregate of 125,000 shares of Common Stock in transactions through a broker with 25,000 of such shares being purchased on May 18, and having a purchase price of $2.0625 per share and the remainder being purchased on May 19 and having a purchase price of $2.0313 per share, for an aggregate purchase price of $254,692.50. The source of the funds used to make the purchases described in this Item was the working capital of the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION.

          The purpose of the transactions described in Item 3 was to acquire additional Common Stock of the Issuer for investment purposes. The Reporting Person, through its wholly-owned subsidiary, and the Reporting Person's directors and executive officers named in Item 5 continue to beneficially own the Common Stock for investment purposes, but each reserves the right to exercise any and all rights and privileges as stockholders of the Issuer in a manner consistent with the Reporting Person's or its directors' and executive officers' own best interests, to purchase or sell the Common Stock or other securities of the Issuer, and to communicate with management of the Issuer, other stockholders of the Issuer or others and/or to participate, alone or with others, in various plans, proposals or transactions respecting the Issuer or respecting the Reporting Person's or its directors' and executive officers' Common Stock.

          Except as set forth in this Schedule, the Reporting Person and its directors and executive officers have no present plans or intentions that relate to or would result in any of the events described in paragraphs (a) through (j) of
     Item 4 of the instructions to Schedule 13D. However, as previously noted, the Reporting Person and its directors and executive officers reserve the right to change their intentions with respect to such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         REPORTING PERSON

          (a) The responses to Items 11 and 13 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (a) of this Item 5. The percentage of the outstanding Common Stock was calculated based upon the shares shown as outstanding on the Issuer's Form 10-Q for the quarter ended September 30, 1999, filed November 12, 1999 (Commission File No. C00-22167).

          (b) The responses to Items 7, 8, 9 and 10 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (b) of this Item 5.

          (c) Other than the Reporting Person's agreement as of November 19, 1999 to purchase 100,000 shares of the Common Stock, which transaction closed on December 23, 1999, the Reporting Person has had no transactions in the Common Stock during the 60 days prior to the date of this Schedule.

          (d) No person, other than the Reporting Person through its wholly-owned subsidiary, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock.

          (e ) Not applicable.

         DIRECTORS AND EXECUTIVE OFFICERS

          None of the directors and executive officers of the Reporting Person, other than Messrs. McDonnell, McCullough, Nelson, Hager, and Allinson, beneficially owns any Common Stock. Mr. McDonnell is a director of the Issuer and holds options to purchase shares of the Common Stock. Within sixty
     (60) days of the date of this Schedule, Mr. McDonnell may exercise his options with respect to 333 of the shares. Mr. McCullough and Mr. Nelson each own 500 shares of the Common Stock. Each holds his respective stock jointly with his spouse, and along with his spouse, has sole power to vote and dispose of such shares. Mr. Hager owns 1,000 shares and Mr. Allinson owns 2,000 shares of the Common Stock, and each has sole power to vote and dispose of his respective shares. The number of shares of Common Stock beneficially owned by Messrs. McDonnell, McCullough, Nelson, Hager, and Allinson represent less than one percent of the outstanding shares of the Common Stock. None of the directors or executive officers of the Reporting Person has had any transaction in the Common Stock during the 60 days prior to the date of this Schedule. No person, other than Messrs. McDonnell, McCullough, Nelson, Hager, or Allinson, and the spouses of Messrs. McCullough and Nelson, as the case may be, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by such persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The Reporting Person and its directors and executive officers currently have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

               99.1. Stock Purchase Agreement dated as of November
          19, 1999 between West Side Investments, Inc. and Euroventures Hungary B.V.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

DATE:  December 23, 1999

                                    /s/ Robert C. Canfield
                                    Robert C. Canfield
                                    Senior Vice President, General Counsel
                                    and Secretary